11015223

SI MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 25 2011

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SEC FILE NUMBER
8- 68151

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parker Point Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Park Central Drive, Suite 300
(No. and Street)

Southborough (City) MA (State) 01772 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel McDermott 508-786-0480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gray, Gray and Gray, LLP
(Name – *if individual, state last, first, middle name*)

34 Southwest Park (Address) Westwood (City) MA (State) 02090 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/2011

OATH OR AFFIRMATION

I, Daniel McDermott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parker Point Capital, LLC, as of February 7, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

John J. O'Neil
Notary Public
My commission expires 02/09/2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

34 SOUTHWEST PARK
WESTWOOD, MA 02090
TEL: 781-407-0300
FAX: 781-407-0303

276 UNION AVENUE
FRAMINGHAM, MA 01702
TEL: 508-875-2367
FAX: 508-820-2519

GG&G
GRAY GRAY & GRAY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
VISION • DIRECTION • SUCCESS
WWW.GGGCPAS.COM

INDEPENDENT AUDITORS' REPORT

Board of Directors of
Parker Point Capital, LLC

We have audited the accompanying statements of financial condition of **Parker Point Capital, LLC** as of December 31, 2010 and 2009, and the related statements of operations, changes in member's equity and cash flows – direct method for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Parker Point Capital, LLC** as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRAY, GRAY & GRAY, LLP

Gray, Gray & Gray, LLP

February 7, 2011

PARKER POINT CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	Year Ended December 31, 2010	2009
ALLOWABLE ASSETS		
Cash	$ 118,945	$ 18,054
TOTAL ALLOWABLE ASSETS	118,945	18,054
NON-ALLOWABLE ASSETS		
Related party receivable	-	2,451
Prepaid expenses	3,000	5,034
TOTAL NON-ALLOWABLE ASSETS	3,000	7,485
TOTAL ASSETS	$ 121,945	$ 25,539

LIABILITIES AND MEMBER'S EQUITY

	2010	2009
AGGREGATE INDEBTEDNESS		
Accounts payable	$ -	$ 75
Accrued expenses	7,760	2,380
Deferred revenue	55,000	6,667
TOTAL AGGREGATE INDEBTEDNESS	62,760	9,122
MEMBER'S EQUITY	59,185	16,417
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 121,945	$ 25,539

The accompanying notes are an integral part of these financial statements.

PARKER POINT CAPITAL, LLC

STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2010	2009
TOTAL REVENUES	$ 401,761	$ 18,333
EXPENSES		
Salaries and wages	142,688	6,459
Software licensing	120,583	5,500
Consulting fees	45,678	11,808
Commission expense	32,000	-
Insurance expense	16,993	602
Taxes and licenses	14,909	578
Professional fees	11,071	1,130
Account fees	8,063	-
Rent expense	7,389	383
Telephone and utilities	3,995	128
Repairs and maintenance	3,013	2,003
Travel expense	2,557	-
Advertising and promotion	2,545	1,657
Legal fees	2,497	378
Office expense	2,148	578
Credit card fees	1,488	-
Corporate fees	876	518
Internet expense	-	694
TOTAL EXPENSES	418,493	32,416
LOSS FROM OPERATIONS	$ (16,732)	$ (14,083)

The accompanying notes are an integral part of these financial statements.

PARKER POINT CAPITAL, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

YEARS ENDED DECEMBER 31, 2010 and 2009

	Common Units		Accumulated	
	Shares	Amounts	Deficit	Total
BALANCE, JANUARY 1, 2009	-	$ -	$ -	$ -
ADDITIONAL PAID-IN CAPITAL	1,000	30,500	-	30,500
NET LOSS	-	-	(14,083)	(14,083)
BALANCE, DECEMBER 31, 2009 AT END OF YEAR	1,000	30,500	(14,083)	16,417
ADDITIONAL PAID-IN CAPITAL	-	59,500	-	59,500
NET LOSS	-	-	(16,732)	(16,732)
BALANCE, DECEMBER 31, 2010	1,000	$ 90,000	$ (30,815)	$ 59,185

The accompanying notes are an integral part of these financial statements.

PARKER POINT CAPITAL, LLC

STATEMENTS OF CASH FLOWS - DIRECT METHOD

	Year Ended December 31, 2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received	$ 450,094	$ 25,000
Cash paid out	(408,703)	(37,446)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	41,391	(12,446)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional paid-in capital	59,500	30,500
NET CASH PROVIDED BY FINANCING ACTIVITIES	59,500	30,500
NET INCREASE IN CASH	100,891	18,054
CASH AT BEGINNING OF YEAR	18,054	-
CASH AT END OF YEAR	$ 118,945	$ 18,054

The accompanying notes are an integral part of these financial statements.

	Year Ended December 31, 2010	2009
RECONCILIATION OF NET LOSS TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES:		
Net loss	$ (16,732)	$ (14,083)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
(Increase) decrease in assets:		
Related party receivable	2,451	(2,451)
Prepaid expenses	2,034	(5,034)
Increase (decrease) in liabilities:		
Accounts payable	(75)	75
Accrued expenses	5,380	2,380
Deferred revenue	48,333	6,667
TOTAL ADJUSTMENTS	58,123	1,637
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ 41,391	$ (12,446)

The accompanying notes are an integral part of these financial statements.

PARKER POINT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 1 – BUSINESS

Organization – Parker Point Capital, LLC (the "Company") was organized as a single member Massachusetts Limited Liability Company on August 14, 2008. The purpose of the Company is to provide services as a securities broker-dealer, and to carry on any lawful business, purpose or activity that is permitted of a limited liability company under the Act and to engage in any and all lawful activities necessary, advisable or incidental thereto and to take such other actions as the member determines to be necessary or appropriate to carry on the business of the Company. The single member is Brighton House Associates, LLC (BHA). The Company shall have a perpetual existence unless it is dissolved. The member's liability is limited to their capital contributions plus any member loans.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Cash – During the course of the normal business cycle the Company may, at times, maintain a deposit balance in excess of the FDIC insurance limits.

Revenue Recognition – Consulting and other income is recognized by the Company when earned.

Income Taxes – No income taxes have been provided as the Company has elected to be taxed as a single member limited liability company and is therefore disregarded for income tax purposes.

The Company is required to recognize the financial statement impact of a tax position unless it is more likely than not that the position will be sustained upon examination. If applicable, the Company recognizes accrued interest related to unrecognized tax benefits in interest and penalties recognized in operating expenses.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising and Promotion – Advertising and promotion costs are expensed when incurred. Advertising and promotion expense totaled $2,545 and $1,657 for the years ended December 31, 2010 and 2009, respectively.

Concentrations of Credit Risk – Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company places its cash with high-quality financial institutions to reduce its credit risk.

Reclassifications – Certain reclassifications, none of which affect income, have been made to the 2009 financial statements to conform to the 2010 presentation.

NOTE 3 – NET CAPITAL REQUIREMENTS

Pursuant to net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital may fluctuate on a daily basis. The Company had net capital, as defined, of $56,185 at December 31, 2010. The minimum net capital requirement is $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2010 was 1.12%.

NOTE 4 – RELATED PARTY TRANSACTIONS

Included in consulting fees, salaries and wages, taxes and licenses, insurance, rent (as a tenant-at-will), telephone, and utilities are charges by BHA, the single member, for the Company's allocable share of expenses which amounted to $196,346 and $9,987 for the years ended December 31, 2010 and 2009, respectively.

At December 31, 2009 the Company had a related party receivable in the amount of $2,451 due from BHA, the single member.

BHA, the single member, charged software licensing fees which amounted to $120,583 and $5,500 for the years ended December 31, 2010 and 2009, respectively.

NOTE 5 – INCOME TAXES

Currently, the tax years ended December 31, 2007, 2008, and 2009 are open and subject to examination by the Internal Revenue Service and the Commonwealth of Massachusetts. However, the Company is not currently under audit nor has the Company been contacted by any of these jurisdictions.

Based on the evaluation of the Company's tax positions, management believes all positions taken would be upheld under an examination. Therefore, no provision for the effects of uncertain tax positions has been recorded for the year end December 31, 2010.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 7, 2011, the date which the financial statements were available to be issued. There were no events noted that required disclosure in these financial statements.

OTHER FINANCIAL INFORMATION

PARKER POINT CAPITAL, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2010

TOTAL ASSETS	$ 121,945
LESS TOTAL LIABILITIES	62,760
NET WORTH	59,185
LESS NON-ALLOWABLE ASSETS	3,000
TENTATIVE NET CAPITAL	56,185
LESS HAIRCUTS	-
NET CAPITAL	56,185
MINIMUM NET CAPITAL PER RULE 15c3-1	5,000
EXCESS NET CAPITAL	$ 51,185
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.12%

There is no material differences between the above computation and the Company's corresponding unedited filing.

PARKER POINT CAPITAL, LLC

EXEMPTION FROM REQUIREMENTS UNDER RULE 15c3-3

The Company claims exemption under provisions of Rule 15c3-3(k)(2)(i), and was in compliance with the conditions of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from Rule 15c3-3.

34 SOUTHWEST PARK
WESTWOOD, MA 02090
TEL: 781-407-0300
FAX: 781-407-0303

276 UNION AVENUE
FRAMINGHAM, MA 01702
TEL: 508-875-2367
FAX: 508-820-2519

GG&G
GRAY GRAY & GRAY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
VISION • DIRECTION • SUCCESS
WWW.GGGCPAS.COM

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER – DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Parker Point Capital, LLC

In planning and performing our audit of the financial statements of **Parker Point Capital, LLC** (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

GG&G
GRAY GRAY & GRAY, LLP

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GRAY, GRAY & GRAY, LLP

Gray, Gray & Gray, LLP

February 7, 2011

PARKER POINT CAPITAL, LLC

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

DECEMBER 31, 2010

NOTIFICATION TO THIRD PARTY USERS OF THIS REPORT

PARKER POINT CAPITAL, LLC

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

DECEMBER 31, 2010

AUDITED FINANCIAL STATEMENTS

OTHER FINANCIAL INFORMATION